Item 77H (Change in control of registrant)

Series 34- Parametric International Equity Fund
As of January 31, 2018, donor advised and pooled income funds established and maintained by a public charity) managed by EVM no longer own 25% or more of the Fund's voting securities.

Series 44- Parametric Volatility Risk Premium -
Defensive Fund
As of January 31, 2018, there is only one shareholder that owns 25% or more of the Fund's voting securities;
previously, there were two shareholders.